CONSENT OF APPOINTED ACTUARY
     I hereby consent to the use in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2005 of my Appointed Actuary’s Report to the Shareholders and Directors dated February 9, 2006 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Balance Sheets as at December 31, 2005 and 2004 and their change in the Consolidated Statements of Operations for the years then ended.

/s/ Simon R. Curtis

Simon R. Curtis
Executive Vice President and Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada
Date: March 23, 2006